RE: De-listing Offer for ArcelorMittal Inox Brasil

Luxembourg, 20 December 2007 (13.00 GMT) - ArcelorMittal (“ArcelorMittal” or “The Company”), the world’s largest steel company, today announced that it has received a letter from BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) disclosing its intention to sell its shares in the de-listing cash offer for all the outstanding shares of the ArcelorMittal Inox Brasil S.A. (ex Acesita) (“ArcelorMittal Inox Brasil”) announced on December 4th by ArcelorMittal (the “Offer”). The Company currently owns a 57% stake in ArcelorMittal Inox Brasil.

BNDESPAR’s intention to sell in the Offer is subject to: (i) a price representing the higher of (a) R$ 100.00 per preferred share, increased at a rate equal to the TR (a basic interest rate published by the Brazilian Central Bank) plus 6% per year, starting February 28th, 2008, reduced by dividends and interest on capital paid from December 4th, 2007 to the day of the settlement of the Offer, and (b) the market price of the preferred shares at the time of the Offer; (ii) payment in reais at the settlement of the Offer; and, (iii) conclusion of the Offer on or prior to April 15th, 2008. Currently BNDESPAR owns 12.707.827 preferred shares of the Company.

Assuming that the conditions of the Offer proposed by ArcelorMittal are confirmed after the registration process with the Brazilian Securities Commission (“CVM”), then, assuming that BNDESPAR tenders its shares in the Offer, BNDESPAR’s shares, together with that of the shareholders of the ArcelorMittal Inox Brasil who have already communicated their intention to sell in the Offer, as disclosed in the press release issued by the Company on December 4th, 2007, would permit ArcelorMittal to reach the minimum acceptance level required in the Offer for de-listing to be achieved.

The Company restates its intention to launch a de-listing cash offer to acquire the 43% of outstanding shares in ArcelorMittal Inox Brasil it does not currently own and clarifies that it has already obtained final Board approval to file the Offer with the CVM and intends to do so as soon as possible.

Important Information

The request for registration of the Offer by ArcelorMittal for shares in ArcelorMittal Inox Brasil will be subject to analysis and approval by the CVM and its features will be subject to adjustment until such registration is obtained. In addition, ArcelorMittal has reserved the right not to proceed with the Offer in the event the CVM requires material modification to the terms and conditions thereof. This document does not constitute an offer to acquire ArcelorMittal Inox Brasil securities in any jurisdiction.

Any offer that may be made will be made to all holders of shares of ArcelorMittal Inox Brasil located in Brazil. In addition, holders of shares of ArcelorMittal Inox Brasil located outside of Brazil may participate in the offer on the condition that such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Image 7 - Anne France Malrieu /
North America		Tiphaine Hecketsweiler	+33 1 5370 7470
Bill Steers	+1 312 899 3817	Spain
		Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397